UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Alvarion® Connects 90 Digital Cities in Brazil with Wireless Broadband Dated March 23rd , 2010	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 23rd, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Connects 90 Digital Cities in Brazil with Wireless Broadband

Alvarion customer Feira De Santana municipality wins award for Best Digital City Deployment in Brazil, project “Feira Digital”, awarded by Prêmio Anuário TI & Governo 2009

Tel-Aviv, Israel, March 23, 2010 — Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of 4G WiMAX and wireless broadband solutions, today announced that the company has connected 90 digital cities in Brazil with its leading wireless broadband solutions, enabling applications that enhance the community’s services. Leading the charge is the city of Feira De Santana which was recently named the best digital city deployment by Prêmio Anuário TI & Governo 2009. The network in Feira De Santana connects 300,000 residents wirelessly and provides public security services for the municipality.

The Feira De Santana network is built using Alvarion’s BreezeNET® B, BreezeACCESS VL® and BreezeMAX® Wi2 solutions in the 5.8 GHz, 5.4 GHz and 2.4 GHz frequencies, enabling multiple broadband applications for the use of municipality as well as the citizens of Feira De Santana. These applications include:

•	Free internet access for the public using the Wi2 product
•	E-healthcare for medical centers
•	E-government services
•	Video surveillance for public safety
•	Intelligent traffic and transportation control
•	E-classroom connectivity

“Through Alvarion’s robust and high quality of service (QoS) solutions, we are able to provide a variety of broadband services to our residents,” said the Doctor and University professor Tarcízio Suzart Pimenta Júnior, mayor of Feira De Santana City in Bahia State, Brazil. “Innovative services such as the ability for parents to monitor their children at schools through web, free Internet and the online clinical story available for all the citizens, are very valuable for our city. The level of connectivity in the city will change the way people interact and will improve the access to broadband services.”

The next step in the deployment is to enable wireless video security for enhanced public safety using the 4.9 GHz frequency.

"Our recent industry report (World Market for CCTV & Video Surveillance Equipment) uncovered Brazil as the market to watch in 2010, and Alvarion's "Digital City" deployments reinforces the high demand for high speed wireless broadband,” said Simon Harris, senior research director at IMS Research. “The use of wireless broadband by municipalities for a variety of applications, including public security, gives residents and businesses the connections needed to make life more efficient, cost-effective and secure.”

“We are pleased to enable robust wireless broadband for the city of Feira De Santana,” said Eran Gorev, president and CEO of Alvarion. “Through our mature and diverse product portfolio, the city can provide many applications to its citizens through a unified network. Our success in Brazil digital cities projects is a showcase of innovation that wireless broadband can bring to the market. “

Feira De Santana joins Porto Alegre City (Procempa) in 2007, and Paulo Alfonso city in 2008 to be awarded the honor for Best Digital City Deployment in Brazil for project “Feira Digital.” This is the third consecutive year an Alvarion customer has won this award, solidifying Alvarion’s dedication to bringing wireless broadband access and public security to Brazil.

About Alvarion®
Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession;, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd.

All other names are or may be the trademarks of their respective owners.

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